                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  ----------

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No.   )

                                 ALPHAREL, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  020799 10 2
-------------------------------------------------------------------------------
                                 (CUSIP number)

                               Mr. Brian J. Pierce
                               Reads Trust Company
                               No. 1 Seaton Place
                   St. Helier, Jersey JE4 8YJ Channel Islands
                               011-44-1534-605600
-------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 27, 1995
-------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          (Page 1 of 57 Pages)

CUSIP No. 020799 10 2                 13D                    Page 2 of 57 Pages


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Document Management Systems Limited
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  / /
     N/A
-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(D) or 2(E)                                                      / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
-------------------------------------------------------------------------------
      NUMBER OF                (7) SOLE VOTING POWER

       SHARES                      985,719
                             --------------------------------------------------
    BENEFICIALLY               (8) SHARED VOTING POWER

      OWNED BY                     -0-
                             --------------------------------------------------
        EACH                   (9) SOLE DISPOSITIVE POWER

      REPORTING                    985,719
                             --------------------------------------------------
     PERSON WITH              (10) SHARED DISPOSITIVE POWER

                                   -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     985,719
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        / /


-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.8%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------

CUSIP No. 020799 10 2                 13D                    Page 3 of 57 Pages


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     The Major Trust
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  / /
     N/A
-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     N/A
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(D) or 2(E)                                                      / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Jersey, Channel Islands
-------------------------------------------------------------------------------
      NUMBER OF                (7) SOLE VOTING POWER

       SHARES                      985,719
                             --------------------------------------------------
    BENEFICIALLY               (8) SHARED VOTING POWER

      OWNED BY                     -0-
                             --------------------------------------------------
        EACH                   (9) SOLE DISPOSITIVE POWER

      REPORTING                    985,719
                             --------------------------------------------------
     PERSON WITH              (10) SHARED DISPOSITIVE POWER

                                   -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     985,719
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        / /


-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.8%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     OO - Trust
-------------------------------------------------------------------------------

CUSIP No. 020799 10 2                 13D                    Page 4 of 57 Pages


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Union Trust Company Limited
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  / /
     N/A
-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     N/A
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(D) or 2(E)                                                      / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
-------------------------------------------------------------------------------
      NUMBER OF                (7) SOLE VOTING POWER

       SHARES                      985,719
                             --------------------------------------------------
    BENEFICIALLY               (8) SHARED VOTING POWER

      OWNED BY                     -0-
                             --------------------------------------------------
        EACH                   (9) SOLE DISPOSITIVE POWER

      REPORTING                    985,719
                             --------------------------------------------------
     PERSON WITH              (10) SHARED DISPOSITIVE POWER

                                   -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     985,719
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        / /


-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.8%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------

CUSIP No. 020799 10 2                 13D                    Page 5 of 57 Pages


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Brian John Pierce
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  / /
     N/A
-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     N/A
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(D) or 2(E)                                                      / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     British Isles
-------------------------------------------------------------------------------
      NUMBER OF                (7) SOLE VOTING POWER

       SHARES                      -0-
                             --------------------------------------------------
    BENEFICIALLY               (8) SHARED VOTING POWER

      OWNED BY                     1,425,511
                             --------------------------------------------------
        EACH                   (9) SOLE DISPOSITIVE POWER

      REPORTING                    -0-
                             --------------------------------------------------
     PERSON WITH              (10) SHARED DISPOSITIVE POWER

                                   1,425,511
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,425,511
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        / /


-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

CUSIP No. 020799 10 2                 13D                    Page 6 of 57 Pages


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Peter Edward Francis Newbald
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  / /
     N/A
-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     N/A
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(D) or 2(E)                                                      / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     British Isles
-------------------------------------------------------------------------------
      NUMBER OF                (7) SOLE VOTING POWER

       SHARES                      -0-
                             --------------------------------------------------
    BENEFICIALLY               (8) SHARED VOTING POWER

      OWNED BY                     1,425,511
                             --------------------------------------------------
        EACH                   (9) SOLE DISPOSITIVE POWER

      REPORTING                    -0-
                             --------------------------------------------------
     PERSON WITH              (10) SHARED DISPOSITIVE POWER

                                   1,425,511
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,425,511
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        / /


-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

CUSIP No. 020799 10 2                 13D                    Page 7 of 57 Pages


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Richard John Stobart Prosser
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  / /
     N/A
-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     N/A
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(D) or 2(E)                                                      / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     British Isles
-------------------------------------------------------------------------------
      NUMBER OF                (7) SOLE VOTING POWER

       SHARES                      -0-
                             --------------------------------------------------
    BENEFICIALLY               (8) SHARED VOTING POWER

      OWNED BY                     1,425,511
                             --------------------------------------------------
        EACH                   (9) SOLE DISPOSITIVE POWER

      REPORTING                    -0-
                             --------------------------------------------------
     PERSON WITH              (10) SHARED DISPOSITIVE POWER

                                   1,425,511
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,425,511
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        / /


-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

CUSIP No. 020799 10 2                 13D                    Page 8 of 57 Pages


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Ian Robert Richardson
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  / /
     N/A
-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     N/A
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(D) or 2(E)                                                      / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     British Isles
-------------------------------------------------------------------------------
      NUMBER OF                (7) SOLE VOTING POWER

       SHARES                      -0-
                             --------------------------------------------------
    BENEFICIALLY               (8) SHARED VOTING POWER

      OWNED BY                     1,425,511
                             --------------------------------------------------
        EACH                   (9) SOLE DISPOSITIVE POWER

      REPORTING                    -0-
                             --------------------------------------------------
     PERSON WITH              (10) SHARED DISPOSITIVE POWER

                                   1,425,511
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,425,511
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        / /


-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

CUSIP No. 020799 10 2                 13D                   Page 9 of 57 Pages


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     James Norman Henry Bennett
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  / /
     N/A
-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     N/A
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(D) or 2(E)                                                      / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     British Isles
-------------------------------------------------------------------------------
      NUMBER OF                (7) SOLE VOTING POWER

       SHARES                      -0-
                             --------------------------------------------------
    BENEFICIALLY               (8) SHARED VOTING POWER

      OWNED BY                     1,425,511
                             --------------------------------------------------
        EACH                   (9) SOLE DISPOSITIVE POWER

      REPORTING                    -0-
                             --------------------------------------------------
     PERSON WITH              (10) SHARED DISPOSITIVE POWER

                                   1,425,511
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,425,511
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        / /


-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

CUSIP No. 020799 10 2                                            Page 10 of 57

                           ADDENDUM TO SCHEDULE 13D

     On December 27, 1995, Document Management Systems Limited, a British Virgin Islands corporation ("DMS") and Henley Documents Limited, a British Virgin Islands corporation ("Henley"), along with the other shareholders of Trimco Group plc, a United Kingdom company ("Trimco"), entered into a Sale and Purchase Agreement, in the form attached as Exhibit A (the "Sale and Purchase Agreement") with Alpharel, Inc., a California corporation (the "Issuer"), providing for the acquisition of all of the outstanding shares of Trimco by the Issuer.

     Pursuant to the Sale and Purchase Agreement, the Issuer acquired all of the outstanding shares of Trimco in exchange for the payment of an aggregate purchase price of $14,650,000, comprised of $5,550,000 in cash, 1,614,189 shares of the Issuer's common stock, no par value (the "Common Stock"), and a promissory note in the principal amount of $1,000,000.

     As shareholders of Trimco, DMS and Henley received from the Issuer an aggregate of 735,719 shares and 439,792 shares, respectively, of the Issuer's Common Stock. In addition, DMS received a $1,000,000 convertible promissory note (the "Convertible Loan Note"), a copy of which is attached hereto as Exhibit B. The Convertible Loan Note bears interest at the rate of 7% per annum and is due on September 27, 1996. The Convertible Loan Note is convertible at any time prior to such due date, at the election of DMS, into Common Stock at a rate of $4.00 per share, or an aggregate of 250,000 shares.
 The conversion must be made with respect to the entire principal amount thereof.

CUSIP No. 020799 10 2                                         Page 11 of 57

Item 1.   SECURITY AND ISSUER

          The class of securities to which this Schedule 13D relates is the Common Stock, no par value (defined above as the "Common Stock") of Alpharel, Inc., a California corporation (defined above as the "Issuer"), whose principal executive offices are located at 9339 Carroll Park Drive, San Diego, California 92121.

Item 2.   IDENTITY AND BACKGROUND

          Document Management Systems Limited (defined above as "DMS") is a corporation organized under the laws of the British Virgin Islands. Its principal business is as an investment company. Its principal office and principal business address is Tropic Isle Buildings, Road Town, Tortola, British Virgin Islands. All of the outstanding shares of DMS are owned by the Major Trust.

          The Major Trust (the "Trust") is a trust formed under the laws of Jersey, Channel Islands. Its principal address is No. 1 Seaton Place, St. Helier, Jersey, Channel Islands. Union Trust Company Limited ("Union Trust Company") is the sole trustee of the Trust.

          Union Trust Company Limited is a corporation organized under the laws of the British Virgin Islands. Its principal business is providing trust services. Its principal office and principal business address is Bank of Nova Scotia Building, Road Town, Tortola, British Virgin Islands.

          Henley Documents Limited (defined above as "Henley") is a corporation organized under the laws of the British Virgin Islands. Its principal business is as an investment company. Its principal office and principal business address is Tropic Isle Building, Road Town, Tortola, British Virgin Islands. All of the outstanding shares of Henley are owned by the Henley Trust.

          The Henley Trust is a trust formed under the laws of Jersey, Channel Islands. Its principal address is No. 1 Seaton Place, St. Helier, Jersey, Channel Islands. Reads Trustees Limited is the sole trustee of the Henley Trust.

          Brian John Pierce, Peter Edward Francis Newbald, Richard John Stobart Prosser, Ian Robert Richardson and James Norman Henry Bennett (collectively, the "Shareholders") own all of the outstanding shares of each of Union Trust Company and Reads Trustees Limited and thus may be deemed to be the beneficial owners of the shares of Alpharel Common Stock beneficially owned by DMS and Henley.

          Brian John Pierce is a citizen of the British Isles whose principal business address is No. 1 Seaton Place, St. Helier, Jersey JE4 8YJ, Channel Islands. Mr. Pierce is a director of DMS. Mr. Pierce's principal occupation is chartered accountant with Reads & Company Limited.

          Richard John Stobart Prosser is a citizen of the British Isles whose principal business address is No. 1 Seaton Place, St. Helier, Jersey JE4 8YJ, Channel Islands. Mr. Prosser is a director of DMS. Mr. Proseer's principal occupation is chartered accountant with Reads & Company Limited.

          Stephen David Parrott is a citizen of the British Isles whose principal business address is No. 1 Seaton Place, St. Helier, Jersey JE4 8YJ, Channel Islands. Mr. Parrott is a director of DMS. Mr. Parrott's principal occupation is chartered accountant with Reads & Company Limited.

          Peter Edward Francis Newbald is a citizen of the British Isles whose principal business address is No. 1 Seaton Place, St. Helier, Jersey JE4 8YJ, Channel Islands. Mr. Newbald is a director of Union Trust Company. Mr. Newbald's principal occupation is chartered accountant with Reads & Company Limited.

CUSIP No. 020799 10 2                                         Page 12 of 57


          Dennis Anthony McGurgan is a citizen of the British Isles whose principal business address is 19/21 Circular Road, Douglas, Isle of Man. Mr. McGurgan is a director of Union Trust Company. Mr. McGurgan's principal occupation is chartered accountant with RHR Corporate Services (Isle of Man) Limited.

          Ian Robert Richardson is a citizen of the British Isles whose principal business address is No. 1 Seaton Place, St. Helier, Jersey JE4 8YJ, Channel Islands. Mr. Richardson's principal occupation is chartered accountant with Reads & Company Limited.

          James Norman Henry Bennett is a citizen of the British Isles whose principal business address is No. 1 Seaton Place, St. Helier, Jersey JE4 8YJ, Channel Islands. Mr. Bennett's principal occupation is chartered accountant with Reads & Company Limited.

          None of the persons or entities reporting hereunder nor, to their knowledge, any executive officer, director or controlling person of any of them, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

          None of the persons or entities reporting hereunder nor, to their knowledge, any executive officer, director or controlling person of any of them, has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The shares of the Issuer's Common Stock owned by DMS and Henley were acquired by DMS and Henley as of December 27, 1995 as described in the introductory paragraphs of this Addendum. The source of funds used by DMS and Henley in making the purchases was the shares of Trimco previously held by DMS and Henley which were transferred to the Issuer. With respect to DMS' right to acquire additional shares upon conversion of the Convertible Loan Note, there will be no additional consideration due from DMS upon such conversion.

Item 4.   PURPOSE OF TRANSACTION

          The shares acquired by DMS and Henley (and those that may be acquired by DMS pursuant to the terms of the Convertible Loan Note) have been acquired for investment purposes.

          (a) Pursuant to the Convertible Loan Note, DMS also has the right to receive from the Issuer 250,000 additional shares of Common Stock. Such right is based on an election by DMS, prior to the due date of the Convertible Loan Note (September 27, 1996), to convert it into an aggregate of 250,000 shares of Common Stock at a rate of $4.00 per share (the "Conversion Right").

          (b)-(j)   Paragraphs (b)-(j) of Item 4 are inapplicable.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)-(b) Reference is made to Items 7 through 13 of the Schedule 13D on pages 2-4 and Item 2 of the Addendum to the Schedule 13D on pages 11 and 12, which items are incorporated by reference herein, for the description of the beneficial ownership of each reporting person herein. For DMS, the Trust, Union Trust Company, and the Shareholders, the Common Stock shown as beneficially owned includes 250,000 shares of Common Stock beneficially owned by virtue of the Conversion Right described in Item 4(a) above.

CUSIP No. 020799 10 2                                         Page 13 of 57


          None of the persons named in Item 2, other than DMS, the Trust, Union Trust Company and the Shareholders, beneficially owns any securities of the Issuer.

          (c) None of the persons referred to in Item 5(a) has effected any transactions in the Issuer's Common Stock during the past 60 days, except as set forth herein.

          (d)-(e)   Paragraphs (d)-(e) of Item 5 are inapplicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          As disclosed in Item 4 above, the Issuer has executed the Convertible Loan Note, which grants DMS the right to acquire an additional 250,000 shares of Common Stock at a conversion rate of $4.00 per share.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          The following exhibits are attached to this Schedule 13D:

          Exhibit 99.1 - Sale and Purchase Agreement dated December 27, 1995 by and among the Issuer, the shareholders of Trimco and Jayantilal Velji Tanna.

          Exhibit 99.2 - Convertible Loan Note dated December 27, 1995 made by the Issuer in favor of DMS.

          Exhibit 99.3 - Agreement with Respect to Group Filing.

CUSIP No. 020799 10 2                                         Page 14 of 57


                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    January 8, 1996

                                       DOCUMENT MANAGEMENT SYSTEMS LIMITED, a
                                       corporation organized under the laws of
                                       the British Virgin Islands


                                       By: /s/ BRIAN J. PIERCE
                                           ------------------------------------
                                       Its: Director
                                            -----------------------------------


                                       THE MAJOR TRUST

                                       By:  UNION TRUST COMPANY LIMITED
                                       Its: Trustee


                                       By: /s/ PETER E.F. NEWBALD
                                           -----------------------------------
                                       Its: Director
                                            ----------------------------------


                                       UNION TRUST COMPANY LIMITED, a
                                       corporation organized under the laws of
                                       the British Virgin Islands


                                       By: /s/ PETER E.F. NEWBALD
                                           -----------------------------------
                                       Its: Director
                                            ----------------------------------


                                       /s/ BRIAN JOHN PIERCE
                                       ---------------------------------------
                                       Brian John Pierce

                                       /s/ PETER EDWARD FRANCIS NEWBALD
                                       ---------------------------------------
                                       Peter Edward Francis Newbald

                                       /s/ RICHARD JOHN STOBART PROSSER
                                       ---------------------------------------
                                       Richard John Stobart Prosser

                                       /s/ IAN ROBERT RICHARDSON
                                       ---------------------------------------
                                       Ian Robert Richardson

                                       /s/ JAMES NORMAN HENRY BENNETT
                                       ---------------------------------------
                                       James Norman Henry Bennett

CUSIP No. 020799 10 2                                         Page 15 of 57


                                Exhibit Index

     Exhibit
     Number        Exhibit
     -------       -----------------------------------------------------------

     99.1 Sale and Purchase Agreement dated December 27, 1995 by and among the Issuer, the shareholders of Trimco and Jayantilal Velji Tanna.

     99.2 Convertible Loan Note dated December 27, 1995 made by the Issuer in favor of DMS.

     99.3          Agreement with Respect to Group Filing